

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
6120 N. Hollywood Blvd. #104
Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed on May 26, 2021**
> **File No. 024-11419**

Dear Mr. Tiramani:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2021 letter.

Amended Form 1-A filed May 26, 2021

Our Customers, page 25

1. We note your revised disclosure and response to comment 2. Please advise us of the approximate percentage of the 33,000 "potential customers" that paid an Order Fee pursuant to the Order Agreement filed as an exhibit. If the percentage suggests potential revenue significantly below the $1 billion on page 25 please revise to so indicate.

Stockholders Agreement, page 34

2. We note your revised disclosure and response to comment 5. It appears that stockholder

obligations relate solely to compliance with transfer restrictions. Please clarify any other material provisions a stockholder could be "liable for" as a breach of the agreement.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Stephenson, Esq.